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SEC FILE NUMBER
000-22503

CUSIP NUMBER
073334 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Beach First National Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable
3751 Robert M. Grissom Parkway
Suite 100

Address of Principal Executive Office (Street and Number)
Myrtle Beach, SC 29577

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Completed 2009 Financial Statements

Beach First National Bancshares Inc. (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) was not able to file a timely Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) by the prescribed due date without unreasonable effort and expense because the Company’s annual financial statements and the related audit process have not been finalized. The delay in completing the financial statements is primarily to allow for the receipt and our review of the results of an examination of our wholly-owned banking subsidiary, Beach First National Bank (the “Bank”) by the Office of the Comptroller of the Currency (the “OCC”). The completion of our annual financial statements has required more time than in prior years due to issues related to the regulatory and capital issues in connection with the Bank. Therefore, we were not able to file our 2009 Form 10-K by March 31, 2010. This notice contains unaudited information about our results which is subject to change in our 2009 Form 10-K. Further, as a result of the OCC’s recent examination, we will likely amend our unaudited results of operations for the period ending December 31, 2010 which were disclosed in the Company’s Current Report on Form 8-K filed on February 9, 2010.

In particular, the OCC’s recent examination has focused on the appropriateness of the Bank’s loan loss reserve. The OCC has directed the Bank to charge off certain loans and to increase the provision for loan losses to bring the March 31, 2010 quarter end allowance to approximately $20 million, which will require a provision of approximately $14 million. The impact on our results of operations will be an increase to our net loss of approximately $14 million. We are in the process of determining how much of this additional provision will be recorded in the fourth quarter of 2009, thus impacting our 2009 results, and how much will be recorded in the first quarter of 2010.

Due to the conditions and events discussed herein, we believe substantial doubt exists as to our ability to continue as a going concern. We have determined that significant additional sources of capital will be required for us to continue operations through 2010 and beyond. We have previously engaged financial advisors to assist in our efforts to raise additional capital and explore strategic alternatives to address our current and expected capital deficiencies. Although these efforts are ongoing, to date, they have been unsuccessful. As a result of our financial condition, our regulators are continually monitoring our capital adequacy. Based on their assessment of our ability to continue to operate in a safe and sound manner, our regulators may take other actions, including further enforcement actions, capital directives or even assumption of control of the Bank, to protect the interests of depositors insured by the FDIC. If the Bank is placed into FDIC receivership, it is highly likely that the Company would be required to cease operations and liquidate or seek bankruptcy protection. If the Company were to liquidate or seek bankruptcy protection, we do not believe that there would be any assets available to the holders of capital stock of the Company.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, projections of future performance including our financial condition, the outcome of our ability to seek a strategic transaction, the potential action of our regulators, and whether or not we will be required to seek bankruptcy protection. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary S. Austin	(843)	916-7806
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III — NARRATIVE above for management’s discussion of significant changes in results of operations for the year ended December 31, 2009.

Beach First National Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ Gary S. Austin

Executive Vice President and
Chief Financial Officer